FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2001

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	2001 Renewal Annual Information Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

MICROLOGIX BIOTECH INC.

Annual Information Form (Renewal)

Financial Year Ended April 30, 2001

September 17, 2001

TABLE OF CONTENTS Page

Forward-Looking Statements 3

General Development of the Business Company Overview 3 Fiscal 1999 4 Fiscal 2000 4 Fiscal 2001 5 Recent Developments 5

Narrative Description of the Business Multi-drug Resistant Bacteria- A Global Threat to Human Health 6 Cationic Peptides as Antimicrobial Agents 7 Product Categories 8 Drug Candidates and Clinical Development Programs Central Venous Catheter-Related Bloodstream Infections 10 Acne 12 Other Programs 13 Process Development and Manufacturing 14 Product Approval Process 14 Business Strategy 16 Technology Licenses and Research Collaborations 16 Intellectual Property 17 Competition 18 Human Resources 18 Facilities 18 Risk Factors 18

Selected Consolidated Financial Information Annual Information 25 Quarterly Information 26 Dividend Record and Policy 27

Management's Discussion and Analysis 27

Market for Securities 27

Directors and Officers Name, Address, Occupation and Security Holding 27 Profiles of Directors, Executive Officers and Officers 29

Additional Information 32

Glossary 33

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words 'intends', 'plans', 'believes', 'anticipates' or 'expects' or similar words and/or include statements concerning the Company's strategies, goals and plans. Certain forward-looking statements are identified by a cross-reference to this paragraph. Forward-looking statements involve a number of significant risks and uncertainties that could cause the actual results or achievements of the Company or other events to differ materially from those reflected in the forward-looking statements. These factors include, but are not limited to, the Company's early stage of development, the fact that the Company's technology is in the research stage and therefore its potential benefits for human therapy are unproven, the possibility that favourable relationships with collaborators cannot be established or, if established will be abandoned by the collaborators before completion of product development, the possibility that the Company or its collaborators will not successfully develop any products, the possibility that advances by competitors will cause the Company's proposed products not to be viable, uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of the Company's products, risks relating to requirements for approvals by government agencies such as the FDA before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair the Company's ability to market the product successfully, the risk that the Company's patents could be invalidated or narrowed in scope by judicial actions or that the Company's technology could infringe the patent or other intellectual property rights of third parties, the possibility that the Company will not be able to raise adequate capital to fund its operations through the process of developing and testing a successful product or that future financing will be completed on unfavourable terms, the possibility that any products successfully developed by the Company will not achieve market acceptance, and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included herein under the caption 'NARRATIVE DESCRIPTION OF THE BUSINESS - Risk Factors.' These risks and uncertainties should be considered when evaluating forward-looking statements, and undue reliance should not be placed upon forward-looking statements.

GENERAL DEVELOPMENT OF THE BUSINESS

Company Overview

Micrologix Biotech Inc. ('Micrologix' or the 'Company') is a biopharmaceutical company engaged in the discovery, development and commercialization of innovative drugs to treat or prevent severe and life-threatening diseases. Our drug candidates are derivatives of naturally occurring peptide compounds found in the defense systems of virtually all life forms. These peptides represent an entirely new class of antibiotics that are effective at killing multidrug-resistant bacteria and other disease-causing micro-organisms.

Prior to 1993, the Company was engaged in the exploration of natural resource properties as 'Parklane Explorations Ltd.' (incorporated pursuant to the Company Act, British Columbia on August'27, 1979; continued under the Corporations Act, Alberta, on March 9, 1988; continued under the Company Act, British Columbia as 'Consolidated Parklane Resources Inc.' on April 15, 1991).

On January 7, 1993, the Company changed its name to 'Micrologix Biotech Inc.' following a reverse-takeover transaction wherein it acquired 100% of Microtek Research and Development Ltd. and Micrologix International Ltd. (collectively, the 'Microtek Operations'). The Microtek Operations consisted of the research, development, manufacture and marketing of diagnostic and healthcare products designed for the aquaculture industry.

In April 1993, we licenced the worldwide rights to an antimicrobial technology from the University of British Columbia that provided the starting point for the Company's research program. The Microtek Operations were sold in December 1994 in order to focus on the development of antibiotics and other applications of cationic peptides.

In May 1995, the Company began to broaden its capabilities with the establishment of its research and office facilities located in the BC Research Complex, Vancouver, BC, Canada.

The Company has one inactive (wholly owned) subsidiary, Micrologix Biotech (USA) Inc., a Delaware corporation.

Fiscal 1999 (May 1, 1998 to April 30, 1999)

Fiscal 1999 was a pivotal year for Micrologix as our first drug candidate MBI 226 entered clinical trials for the prevention of central venous catheter-related bloodstream infections. See 'Drug Candidates and Clinical Development Programs'. We also made advancements in our research programs including compounds targeted at the treatment of acne, cancer and eye infections. Additionally in September 1998, results from our Enhancins research were presented at the 38th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy.

Fiscal 2000 (May 1, 1999 to April 30, 2000)

In Fiscal 2000, we expanded our clinical programs with two additional drug candidates entering into Phase I clinical trials - MBI'594AN for the treatment of acne and MBI'853NL for the prevention of hospital-acquired staphylococcus aureus infections. Additionally, MBI'226 received fast-track designation from the U.S. Food and Drug Administration ('FDA') and in September 1999, we commenced a two-part Phase II study for this drug candidate. These Phase'II studies were successfully completed in January 2000. See 'Drug Candidates and Clinical Development Programs'.

We completed two private placement equity transactions for total gross proceeds of $55 million. The first transaction for gross proceeds of $15 million (7,692,500 special units at $1.95 each) closed in August 1999. In November 1999, these special units were deemed exercised resulting in the issue of 7,692,500 common shares and warrants for the purchase of a further 3,846,250 common shares at $2.35 each.

In March 2000, we completed the second private placement (4,000,000 special warrants at $10.00 each) for gross proceeds of $40 million. In May 2000, these special warrants were deemed exercised resulting in the issue of 4,000,000 common shares.

Funds from these two private placements, together with funds from the exercise of warrants and options improved our financial position and provided us with the necessary financial resources to further advance our drug candidates. At the end of Fiscal 2000, we had $56.6 million in cash, cash equivalents and short-term investments compared to $10.5 million at the end of Fiscal 1999.

In September 1999, we presented preclinical and Phase I trial results for MBI 226 as well as preclinical data from our ophthalmic research at the 39th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy.

In March 2000, we terminated our research and licence agreement with the Protein Engineering Network Centres of Excellence which was initiated in February 1998. The termination of this program had no significant impact on our operations.

Fiscal 2001 (May 1, 2000 to April 30, 2001)

Fiscal 2001 was an eventful year for Micrologix. In the clinic, we completed the Phase I trials of MBI'594AN and MBI 853NL which were initiated in Fiscal 2000. In September 2000, we began a pivotal Phase III trial for MBI 226. In November 2000, we initiated a Phase II trial for MBI 594AN and a Phase Ib trial for MBI 853NL. (See 'Drug Candidates and Clinical Development Programs').

In June 2000, we entered into a worldwide licencing and co-development agreement with Harbor-UCLA Research and Education Institute related to a novel antimicrobial peptide technology (See 'Technology Licenses and Research Collaborations').

At the Company's Annual General & Extraordinary Meeting in September 2000 shareholders approved the adoption of a Shareholder Rights Plan and an increase in the authorized capital of the Company from 100,000,000 to 300,000,000 common shares.

William J. (Bud) Foran, the Company's Chairman since 1995 was appointed interim President and CEO on January 26, 2001 following the resignation of Dany Hadary (in August 2001, we announced the hiring of Jim DeMesa as the new President and CEO effective October 1, 2001).

During Fiscal 2001, we maintained our financial position with the receipt of approximately $9.4 million from the exercise of warrants, underwriter options and stock options. We ended the year with $55.8 million in cash, cash equivalents and short-term investments compared to $56.6 million at the end of Fiscal 2000. Additionally, the common shares of Micrologix were added to the TSE 300 composite index.

Recent Developments

In July 2001, we terminated the MBI 853NL program following completion of the Phase Ib trial and an analysis of the future development prospects for this drug candidate.

See 'Drug Candidates and Clinical Development Programs' for updates on the MBI 226 Phase III and the MBI 594AN Phase II trials.

NARRATIVE DESCRIPTION OF THE BUSINESS

Micrologix is developing a new class of antibiotics for the treatment or prevention of diseases caused by multidrug-resistant bacteria.

Multidrug-Resistant Bacteria - A Global Threat to Human Health

While progress in the development of novel antibiotic agents has been significant, resistance to these compounds has developed at an even greater pace. Multidrug-resistant bacteria are a well-documented global healthcare concern. Increasingly, many species of bacteria, which could once be treated by antibiotics, are now resistant to one or more classes of conventional antimicrobial drugs, severely limiting treatment options. Since the initial discovery and introduction of antibiotics some 60 years ago, doctors and researchers have found that bacteria are efficient in developing or acquiring mechanisms of defence. However, until recently, antibiotic resistance appeared to be a fairly minor nuisance. Drug manufacturers felt confident that they could alter the structure of existing drugs such as penicillins, cephalosporins and tetracyclines to develop drugs faster than bacteria were able to develop drug resistance. Unfortunately, this has not been the case. The numbers of drug-resistant bacteria are on the rise and the development of new treatment options has not kept pace. Indeed, many experts caution that we may see the return of the pre-antibiotic era.

Hospitals - The Breeding Grounds for Resistance

Hospitals worldwide have become breeding grounds for some of the most deadly and powerful bacteria encountered by physicians. With the increased use of antibiotics, resistance has become more frequent, leaving healthcare professionals with ineffective therapies for bacterial infections.

Many hospital-acquired infections are caused by Staphylococcus aureus ('S. aureus'), a potentially fatal bacterium that can live for extended periods on medical devices such as intravenous lines and catheter tubes. Staphylococcal infections range from local skin infections to endocarditis (heart valve infection), osteomyelitis (bone infection), sepsis (bloodstream infection), pneumonia and surgical-site infections in hospitalized patients. Once easily treated with penicillin, by 1982, only 10% of S. aureus strains were susceptible to this antibiotic; and other antibiotics soon proved as ineffective. While methicillin was initially seen as a viable treatment option to penicillin, the proportion of methicillin-resistant S. aureus ('MRSA') has increased significantly in United States ('U.S.') hospitals from 2% in 1975 to 35% in 1996.

In the same bacterial family, methicillin-resistant S. epidermidis ('MRSE') also compromises patient health. This organism, found primarily on skin tissue, was once considered a non-threatening contaminant. Now, it has been established as a leading cause of hospital-acquired bloodstream infections. More than 80% of S. epidermidis isolates in some U.S. hospitals are methicillin resistant, and recent studies have found resistance to quinolones, cephalosporins and vancomycin. The emergence of S.'epidermidis as a pathogen has been fueled by the widespread use of catheters, prosthetic joints, valves and other invasive medical devices, and is a growing concern, particularly for immunocompromised cancer patients.

Vancomycin is often used as the antibiotic of last resort for treating multidrug resistant S. aureus and other bacterial infections. However, this powerful antibiotic is now ineffective against many enterococcal infections. Vancomycin-resistant enterococci ('VRE'), for example, has developed resistance to all known antibiotics. The U.S. Centers for Disease Control and Prevention ('CDC') reported a twenty-fold increase in the percentage of hospital-acquired enterococci found to be resistant to vancomycin from January 1989 to March 1993.

The emergence of vancomycin resistance among enterococci may accelerate the development of vancomycin-resistance in other bacteria, eventually limiting the usefulness of this drug and leaving healthcare professionals without effective options for fighting bacterial diseases. In April 1997, the CDC reported the alarming emergence of S. aureus strains that are showing intermediate levels of resistance to vancomycin. The recent appearance of these strains in Japan, Hong Kong, the United Kingdom and the U.S. suggests the high probability that strains of S. aureus completely resistant to vancomycin may soon emerge. This is of significant concern as S. aureus is one of the most virulent pathogens in terms of causing morbidity and mortality in hospital-acquired infections.

Unfortunately, resistance to antibiotics is not confined to the hospital setting. Many experts believe that the inappropriate use and overuse of antibiotics, especially among children, is contributing to a sharp increase in drug resistant infections occurring outside the hospital. Since 1988, community-acquired MRSA infection rates in children and adults have jumped sharply. Most disturbing are recent studies showing an increase in community-acquired MRSA in children with no identified predisposing risk for contracting such an infection. In 1997, several comprehensive surveys of resistance patterns of hospital and community-acquired infections showed alarming upward trends in antibiotic resistance. For example, the rate of penicillin-resistant S. pneumoniae, a major cause of middle ear infections in children, had reached almost 50% in the U.S. ' which is the highest level ever recorded. Penicillin-resistant H. influenza, the number one cause of chronic bronchitis and the second most common cause of middle ear infections in children in 1996 was found in 41% of sick children under the age of six.

The Human Cost

In 1980, infectious disease was the fifth-leading cause of death in the U.S. By 1992, it was third, behind cardiovascular disease and cancer. In North America alone, more than two million patients acquire infections each year as a result of being hospitalized, with at least 70% of these infections caused by drug-resistant bacteria. Unresponsive to antibiotic treatment, hospital-acquired drug-resistant infections cause the deaths of more than 88,000 patients annually in the U.S.

Cationic Peptides as Antimicrobial Agents

To avoid attack and the subsequent damage caused by opportunistic infections, most forms of life manufacture cationic peptides. Cationic peptides are small, positively charged molecules that kill or inhibit the growth of bacteria, fungi and protozoa. These peptides are part of the potent innate immune response that protects the host against invading micro-organisms.

The pioneering work in the area of cationic antimicrobial peptides began in the early 1980's with reports by Dr. Hans Boman and colleagues at the University of Stockholm. In studies of the defence system used by the Hyalophora cecropia moth to combat bacterial infection, several related peptides (cecropins) were isolated and characterized. This important 'host-defence' system has been highly conserved throughout evolution, and cationic antimicrobial peptides have been isolated from a diverse array of organisms that include bacteria, plants, insects, amphibians and mammals (including humans).

In nature cationic antimicrobial peptides possess a variety of antibacterial activities ranging from gram-negative selective to gram-positive selective to broad-spectrum. Individual peptides have also been shown to have a variety of interesting activities including antifungal, antiviral, antiparasitic, anticancer and an ability to promote wound healing.

Antimicrobial peptides are bactericidal with rapid killing kinetics. It is also very difficult to induce resistance to cationic peptides, and there are very few naturally resistant bacteria. As a result of their mechanism of action, some peptides have additional activities that offer added antimicrobial benefits, including the ability to neutralize endotoxin and synergize with conventional antibiotics, especially against drug resistant strains. Given the severity of antibiotic resistance today, the Company believes that peptide antibiotics hold promise as the antibiotic drugs of choice in the future.

Unlike conventional antibiotics, which kill bacteria through a biochemical process, cationic peptides work on a physical level, creating ion-permeable channels (literally holes) in the bacterial cell membrane. The bactericidal effect of these peptides can be fast and efficient (i.e. Micrologix scientists have shown, in vitro, that bacteria are killed within minutes of exposure to antimicrobial peptides), thereby making it y difficult for bacteria to develop resistance.

Many cationic antimicrobial peptides are highly selective for bacterial cells and for the most part have little or no effect on normal cells in the body. This can be partially attributed to the fact that in contrast to bacterial cells, the membranes of human and animal cells are rich in cholesterol, which affects the fluidity, have a small electrical gradient which limits peptide penetration, and high concentrations of positively charged phospholipids, which repel interaction with positively charged peptides.

Product Categories

Micrologix researchers use their knowledge of peptide structure and activity to create improved variants of natural cationic antimicrobial peptides. The Company is focusing its drug discovery and development efforts on two main categories of therapeutic product candidates: Bactolysins and Enhancins. A third category of peptides, referred to as Protectins, is under investigation by the Company for potential use as preservatives in the food and cosmetics industries and in other industrial applications.

Bactolysins

Bactolysins are stand-alone antibiotic peptides designed for use against the drug-resistant pathogens responsible for the most clinically significant topical and systemic infections. The primary targets for these compounds are hospital-acquired multidrug -resistant infections caused by gram-positive bacteria such as MRSA, MRSE, VRE, gram-negative bacteria such as Pseudomonas aeruginosa and Escherichia coli and fungi. Secondary targets are community-acquired drug-resistant bacteria and fungi associated with such diseases as acne and ocular infections. The Company currently has two Bactolysin drug candidates in clinical trials. See 'Drug Candidates and Clinical Development Programs'.

Enhancins

Enhancins are a class of cationic peptides being developed by Micrologix to work in combination with conventional antibiotics to restore the antibiotic's activity against drug-resistant bacteria.

In vitro studies conducted by Micrologix researchers demonstrate that Enhancins not only restore the sensitivity of many different species of bacteria to conventional antibiotics by overcoming problems associated with bacterial resistance, but that they can in many cases broaden the spectrum of activity of many classes of antibiotics. For example, Micrologix scientists have generated data showing that one of the Company's Enhancins, when used in combination with vancomycin or teicoplanin in vitro, restored the effectiveness of these antibiotics against highly resistant clinical strains of VRE.

The following table lists the classes of antibiotics and representative drugs from each class, their site of action on bacteria and the mechanism that bacteria use to overcome these antibiotics. Micrologix has identified Enhancins that act synergistically with antibiotics from these different classes to overcome the varied mechanisms of resistance that bacteria have developed.

Antibiotic ClassRepresentative DrugSite of Antibiotic Action Mechanism of Antibiotic ResistanceGlycopeptidesVancomycinCell Wall SynthesisAltered Target SiteBeta-lactamsPenicillin GCell Wall SynthesisEnzymatic InactivationBeta-lactamsMethicillinCell Wall SynthesisAltered Target SiteAminoglycosidesGentamicinProtein SynthesisEnzymatic Modification of Drug and Altered Target SiteMacrolidesErythromycinProtein SynthesisAltered Target SiteQuinolonesCiprofloxacinDNA SynthesisAltered Target Site or Decreased Intracellular Accumulation (efflux pump)TetracyclinesTetracyclineProtein SynthesisDecreased Intracellular Accumulation (decreased uptake and efflux pump) Protectins

Protectins are antibacterial peptides designed for use as preservatives to inhibit bacterial growth in foods and packaged goods. Along with the increasing problem of multidrug-resistant bacteria, a similar problem is arising from the diminishing effectiveness of chemical preservatives used in food, cosmetics and toiletries. As variants of naturally occurring antibacterial peptides, Micrologix's Protectins represent a potentially safe, effective and environmentally friendly alternative to the use of synthetic chemical preservatives. The Company intends to develop Protectins in collaboration with industrial partners.

Drug Candidates and Clinical Development Programs

Micrologix is making a concerted effort to develop drug candidates that the Company believes present significant market opportunities. The Company is currently engaged in the preclinical and clinical development of drug candidates in the following areas:

Central Venous Catheter-Related Bloodstream Infections

Overview

In December 1998, Micrologix was cleared by the FDA to begin Phase I clinical trials in the U.S. of MBI 226. This compound is being investigated for use in the prevention of bloodstream infections in patients who undergo central venous catheterization.

Bloodstream infections resulting from intravenous catheters are a serious medical problem. In the U.S., more than five million central venous catheters ('CVC') are sold annually. It is estimated that a vascular catheter-related bloodstream infection develops in approximately 400,000 patients in U.S. hospitals each year. On average, patients with bloodstream infections spend an additional 6.5 days in intensive care at a cost of US$29,000 per survivor. The associated mortality rate is high: up to 70,000 patients die annually from catheter-related bloodstream infections.

The vast majority of CVC-related bloodstream infections result from sequential events whereby bacteria or fungi which colonize the skin around the catheter insertion site migrate down the catheter tract to colonize the implanted portion of the device. Once colonized, bacteria and/or fungi break away from the catheter, seeding into the blood and causing subsequent bloodstream infections.

Stage of Development

Micrologix is initially pursing marketing approval for MBI 226 in the U. S. MBI 226 is in a Phase III clinical trial and the Company expects that the results of this Phase III study, if successful, will be used in support of a New Drug Application for marketing approval of MBI 226 in the U. S.

Following completion of Phase I in April 1999 the FDA granted fast track designation to MBI 226, for the prevention of CVC-related bloodstream infections. The fast track process was authorized by The Food and Drug Administration Modernization Act of 1997 and is designed to facilitate the development and expedite the review of new drugs or biologicals that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

To the best of Micrologix's knowledge, no drugs are currently approved or in clinical trials for the prevention of CVC-related bloodstream infections.

Phase I

The Phase I clinical trial was a randomized, double-blind, placebo-controlled study in 18 healthy volunteers. In the safety portion, either MBI 226 or a placebo was topically applied daily for five days at the insertion site of intravenous catheters in 12 subjects. MBI 226 was found to be safe, non-irritating, and well tolerated. No drug related adverse effects were noted. Moreover, there was no evidence of systemic absorption of MBI 226 as no product was detected in the blood. Finally, MBI 226 did not produce an immune response when the subjects were exposed to the drug after a 14-day period where no drug was applied.

In the efficacy portion of the Phase I clinical trial, the antimicrobial activity of MBI 226 was compared to a placebo control in six healthy volunteers. The goal was to assess, over a period of three days, the effect of a single application of MBI 226 or placebo on the bacteria and fungi normally found on human skin. MBI 226 reduced the number of micro-organisms on the skin by more than 99.9% compared to the placebo control. This level of killing and suppression of regrowth was maintained for three days which is considered significant, because in clinical practice, physicians do not routinely change the dressings on intravenous catheters more often than once every two to three days. Thus, the Company believes it should be relatively straightforward to incorporate the use of MBI 226 into current clinical practice without the need to change normal treatment routines.

The design of the Phase I clinical trial also allowed a preliminary assessment of the effectiveness of MBI 226 in preventing the growth (or colonization) of bacteria and fungi on the surfaces of implanted intravenous catheters, particularly those surfaces that had been in contact with the subject's blood. After the safety study, the catheters were tested for bacterial and fungal growth. Micro-organisms colonized the intravenous catheters of 83% of the subjects in the placebo control group (five of six subjects). In contrast, no colonization was detected on the catheters removed from all six subjects treated with MBI 226.

Phase II

In September 1999, Micrologix commenced a two-part U.S. Phase II clinical trial as part of the fast track development program. The trial, developed in consultation with the FDA, was successfully completed in January, 2000. The Phase II study was designed to substantiate the safety of MBI 226.

In the first part of the Phase II trial, the potential for MBI 226 to elicit an immune response was evaluated in 201 healthy subjects. Each subject was exposed to MBI'226 every second day for a total of 10 applications (the 'Induction Phase'). Following a 14-day period where no drug was applied, each subject was challenged with MBI 226 (the 'Challenge Phase'). During the Induction Phase, MBI 226 caused minimal irritation ' a level that was similar to the irritation caused by distilled water, which served as a negative control. During the Challenge Phase, no sensitization (immune) reaction to MBI 226 was seen. In contrast, the positive control caused sensitization in 2% of subjects, which is in line with expected outcomes.

In the second part of the Phase II trial, the cumulative irritation potential and degree of systemic absorption of MBI 226 were assessed in 37 healthy subjects. Following repeated daily exposure to MBI 226 for 14 days, the cumulative irritation was less than that caused by the negative control, distilled water. In addition, no trace of MBI 226 was detected in blood samples taken from these subjects during the study. Based on those results, the Company has concluded that MBI 226 does not cause skin irritation and does not result in systemic absorption following topical application.

These Phase II results confirmed the data obtained in Phase I and further expanded the database demonstrating that MBI 226 is safe and well tolerated by humans.

Phase III

In September 2000, Micrologix initiated patient recruitment in a randomized, blinded, multicenter pivotal Phase III study. The study plans to enroll approximately 1500 patients throughout the U. S.

The objective of the Phase III trial is to demonstrate that MBI 226 administered at CVC insertion sites, reduces or eliminates bacterial and fungal colonization of the catheters and prevents subsequent bloodstream infections. In the Phase III trial, MBI 226 is being compared to the current standard-of-care in the U. S. (povidone iodine).

Approximately 500 subjects have been enrolled to date in the Phase III trial. We have increased the number of sites recruiting patients from a planned 12 to approximately 20. It is expected that enrollment should approach 1,000 by the end of 2001 and be completed by June 2002. Results from this study are expected to be available in the second half of 2002.

Acne

Overview

In January 2000, Micrologix initiated Phase I clinical trials in the U.S. to evaluate the safety and antimicrobial activity of MBI 594AN, a new drug product from Micrologix's Bactolysin series of compounds for the treatment of acne.

Acne is the most common inflammatory skin disease of adolescence and early adulthood, with nearly 20% of all visits to dermatologists related to its evaluation and treatment. It is estimated that approximately 45 million Americans are affected by acne, with the US market for anti-acne prescription drugs expected to approach approximately US$1.2 billion by 2002. While not life-threatening, the characteristic papules, nodules and pustules of acne can persist for years and have serious adverse psychosocial effects, including depression and withdrawal from society.

The most important bacterium associated with acne is Propionibacterium acnes ('P.'acnes'), with secondary infection due to S. aureus and Staphylococcus epidermidis. For more than 30 years, antibiotic drugs have been used extensively for the treatment of acne. They are believed to exert their therapeutic effect by reducing the population of P. acnes and its mediators of inflammation, as well as by producing a direct anti-inflammatory effect in the case of certain antibiotics. The primary concern over the use of antibiotics for treating acne is the emergence of resistant organisms. Published studies indicate that the overall incidence of antibiotic-resistant P. acnes has increased from 20% in 1978 to 62% in 1996. Topical and systemic retinoids (derivatives of Vitamin A) have recently entered clinical practice as a treatment for moderate to severe acne, However, the FDA has recently expressed real concern over the side effects associated with oral retinoid drugs used to treat acne.

Stage of Development

Micrologix is initially pursing marketing approval for MBI 594AN in the U. S. MBI 594AN is in a Phase II clinical trial and the results of this Phase II study, if successful, will be used to determine the future clinical trial program for MBI 594AN.

Phase I

In January 2000, Micrologix initiated Phase I clinical trials in the U.S. to evaluate the safety and antimicrobial activity of MBI 594AN, a new drug product from Micrologix's Bactolysin (cationic peptide) series of compounds for the treatment of acne. The Phase'I trial, which was completed in June, 2000 included: (a) an open-label study to determine the safety and tolerability of MBI 594AN when applied topically to 20 acne patients; and (b) a randomized, double-blind, placebo-controlled trial to assess the antimicrobial effect of MBI 594AN when applied topically to 36 healthy volunteers who are colonized with P. acnes. The results from these two studies demonstrated that MBI'594AN is safe, non-irritating and well tolerated. In addition, MBI 594AN was not absorbed into the blood and all clinical chemistry and hematology test results were normal. Moreover, MBI 594AN showed effectiveness in reducing P. acnes skin colonization with no resistance occurring in any of the clinical isolates collected during the course of the trial.

Phase II

In November 2000, we initiated a randomized, double-blind, placebo-controlled, dose ranging efficacy Phase II study in 75 acne patients over the age of 13. Patients were treated daily for six weeks with either a placebo or one of two dose levels of MBI'594AN. The activity of MBI 594AN will be assessed based on acne lesion counts and physician assessment of each patient during the study.

In July 2001, we completed the planned enrollment of the 75 subjects and the last subject completed treatment in early September 2001. In addition, the safety, tolerability and systemic absorption of the drug is being assessed in 18 acne patients in a five-day open label study. Results from the studies are expected before the end of November 2001.

Other Programs

The Company is investigating how the unique properties of cationic peptides can be exploited to develop drugs in several therapeutic areas. Among the potential clinical indications presently under investigation are those related to infectious diseases of the eye. There is an increasing awareness among ophthalmologists that ocular pathogens are developing resistance to many of the currently used antibiotics. Taking advantage of the broad spectrum activity of antimicrobial peptides against ocular parasites and antibiotic-resistant bacteria creates an opportunity for the development of important new antibiotics to treat eye infections.

Researchers at Micrologix have recently reported that the Company's peptides also possess anti-inflammatory activity. A single drug candidate having both antimicrobial and anti-inflammatory function provides a unique opportunity to address inflammatory conditions of the skin, such as secondarily infected dermatoses. The ability of Micrologix's cationic peptides to act as both an antimicrobial and anti-inflammatory drug provides the potential to effectively treat infected, inflammatory skin lesions.

Micrologix continues to actively work on the development of cationic peptides for systemic use. While still in pre-clinical research, efforts in conjunction with researchers at UCLA and well as our own in-house program have advanced development to the point of testing the activity of compounds in animal models of infectious disease.

Process Development and Manufacturing

The Company has entered into agreements with contract manufacturing organizations for the synthetic chemical manufacture of its peptides and the formulation of its product candidates for preclinical and clinical studies. The Company anticipates that it will continue to contract with contract manufacturing organizations to meet its future preclinical, clinical and commercial needs.

Recombinant DNA Manufacturing Technology

In the future, the Company may utilize recombinant processes to manufacture of some or all of its peptides. Although cationic peptides can be chemically synthesized in large quantities, recombinant technology may become a more cost-effective approach. Micrologix has developed and patented manufacturing technologies, using recombinant DNA techniques, which it believes have the potential to produce antimicrobial peptides cost-effectively and in commercial quantities.

Micrologix's recombinant DNA technology is based on introducing a synthetic gene that codes for a desired peptide into the DNA of host bacteria cells, such as E. coli. These genetically engineered E. coli cells are then placed in large fermenters where they multiply and grow, all the while creating billions of copies of the selected gene. In response to a particular signal, these cells are coaxed to 'turn on' or express the gene so that the bacteria produce the desired peptide, which is then isolated and purified for use in drug compounds.

To date, Micrologix has achieved research-scale recombinant DNA production of certain of its antimicrobial peptides in development. Production of commercial quantities has not yet been attempted.

Product Approval Process

The production and manufacture of Micrologix's drug products, and its research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations thereto, which are enforced by the Health Canada Therapeutic Product Program (the 'TPP'). In the U.S., drugs and biological products are subject to regulation by the FDA. Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, government review and approval of results prior to marketing products and adherence to Canadian and U.S. Good Manufacturing Practices ('GMP') during production.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the U.S. are as follows:

(a) Preclinical Studies. Preclinical studies are conducted in animals to test chemistry, pharmacology, efficacy and toxicology and to do formulation work based on in vivo results.

(b) Phase I Clinical Trials. Phase I clinical trials consist of testing a product in a small number of humans to determine its safety (toxicity), dose tolerance and pharmacokinetic properties including absorption, distribution, metabolism and elimination.

(c) Phase II Clinical Trials. Phase II clinical trials usually involve a larger patient population than is required for Phase I clinical trials and are conducted to evaluate the effectiveness of a drug in patients having the disease or medical condition for which the drug is indicated. These trials also serve to identify possible common short-term side effects and risks in a larger group of patients. Potential dosing regimens may also be evaluated during Phase II clinical trials.

(d) Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-centre trials) to establish clinical safety and effectiveness. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide for drug labeling.

Successful pre-clinical results (achieving potentially valuable pharmacological activity combined with an acceptably low level of toxicity) enable the manufacturer of a new drug to file an Investigational New Drug ('IND') application seeking authorization to begin clinical trials involving humans. An IND must be filed with and accepted by the TPP or FDA, as applicable, before each phase of human clinical trials begins. The IND must contain specified information including the results of the preclinical or clinical tests completed at the time of the IND. Test sites must demonstrate that Good Laboratory Practice ('GLP') and Good Clinical Practice ('GCP') standards have been maintained during preclinical and clinical evaluation.

As the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards and the stability of the drug substance and dosage form must be presented to the FDA and other regulatory authorities. This is to ensure that a product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

Upon completion of all clinical trials the results are submitted to the TPP as part of a New Drug Submission ('NDS') or to the FDA as part of a New Drug Application ('NDA') to obtain approval to commence marketing the drug. If the product is considered to be a biological drug, a Biologics Licence Application ('BLA') is submitted to the FDA. On approval of these submissions, the FDA or TPP grants a licence to market the product in the U.S. or Canada, respectively.

The TPP or FDA may require post-market surveillance programs to monitor a product's side effects. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety or effectiveness problem involving an approved drug may result in TPP or FDA action requiring withdrawal of the product from the market and possible recall action.

Business Strategy

Micrologix plans to expand its drug discovery and development activities through the strategy below:

Expand technology platform. Micrologix is focusing on the identification and optimization of peptide antibiotics to treat serious infectious diseases. In conjunction with its in-house research programs, the Company intends to continue to evaluate promising opportunities to licence from third parties, such as academic research centres, the rights to additional antimicrobial peptides and other novel anti-infective and enabling technologies.

Establish drug development partnerships. Micrologix intends to commercialize its product candidates through strategic alliances with established pharmaceutical companies, if such collaborations would substantially accelerate product development and the likelihood of clinical and market success. The Company may seek to add value to some of its product candidates by taking them through advanced trials, thereby establishing efficacy in human patients, before negotiating the financial terms of such alliances. The Company believes that corporate partnerships with established pharmaceutical companies will mitigate the risks inherent in carrying out clinical trials, making regulatory filings and ultimately marketing the Company's products. It also will eliminate the significant investment and time needed to establish a marketing and sales force required to address the market.

Extend process development knowledge and capability. Micrologix plans to extend its ability to develop processes for the manufacture of its product candidates and other antimicrobial peptides. The expertise and know how developed by Micrologix in the area of upstream and downstream processes for the manufacture of its product candidates and other antimicrobial peptides will be transferred to commercial manufacturing contractors or alliance partners. Micrologix does not consider large-scale manufacture to be one of its core competencies nor does it plan to invest in the infrastructure necessary for commercial manufacturing as there are a number of contract manufacturing organizations with the capacity to produce the Company's peptides. To this end, Micrologix intends to enter into contractual arrangements for the commercial production of its drugs. See 'Process Development and Manufacturing'.

Technology Licenses and Research Collaborations

Micrologix has technology licences with the University of British Columbia ('UBC'), the Harbor-UCLA Research and Education Institute ('REI') and the University of Victoria ('UVIC').

University of British Columbia License Agreement

Effective April 28, 1993, Micrologix and UBC entered into a licence agreement under which Micrologix acquired the exclusive worldwide rights to a recombinant process for the production of cationic antimicrobial peptides and several synthetic antimicrobial peptides developed at UBC. This agreement was replaced by a second licence agreement entered into on October 19, 1995 (the 'UBC Licence').

Pursuant to the UBC Licence, Micrologix agreed to fund research at UBC for a period of five years and to pay to UBC royalties from sales of products licenced pursuant to the agreement. In addition to the patent applications in existence at the time of the signing of the UBC Licence, Micrologix acquired the rights to any future technology developed by UBC pursuant to research funded by the Company, provided the Company pays all costs associated with patenting of the technologies.

Unless otherwise terminated, the UBC Licence is to remain in effect until the later of the expiration of the last to expire of any patents issued in respect of the licenced technology and 25 years from October 19, 1995.

Harbour-UCLA Development and License Agreement

Effective June 1, 2000, Micrologix and REI entered into a licencing agreement ('REI-License') under which Micrologix acquired the exclusive worldwide rights to REI patents in the area of antimicrobial peptides designed from platelet proteins for use in pharmaceutical and certain other applications. Pursuant to the agreement, Micrologix and REI entered into a three-year development collaboration related to the discovery, design and optimization of novel platelet-derived compounds for the treatment of infectious diseases and other applications. Micrologix will fund the program and will have exclusive rights to inventions arising from the research. As consideration for the licence REI received a licence fee and is also entitled to payments based on development milestones and royalties based on revenues received by us. Unless otherwise terminated, the REI License is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

University of Victoria Innovation and Development Corporation License Agreement

Effective March 14, 1997, Micrologix entered into a licence agreement with UVIC (the 'UVIC Licence'). Pursuant to this agreement, Micrologix acquired the worldwide rights to a patent application covering a method for increasing the efficiency of expression of cationic antimicrobial peptides in bacteria. Micrologix is not required to pay royalties to UVIC. Unless otherwise terminated, the UVIC Licence remains in effect until the later of the expiry of the 20-year term and the expiration of the last patent registered in respect of the licenced technology.

Intellectual Property

Micrologix holds, directly or indirectly through licence, rights to 9 issued U.S. patents, 2 allowed U.S. patent applications, 12 pending U.S. patent applications and corresponding pending PCT or foreign patent applications with respect to its technology platform and products. The patent applications are at various stages of prosecution.

Competition

Micrologix is focussed on the research and development of drugs to address the present and growing problem of antibiotic resistance. The Company operates in a highly competitive market. However, many potential competitors including both pharmaceutical and biotechnology companies are taking approaches quite different from Micrologix in the development of antibiotics. These include traditional natural products screening, genomics to identify potential new antibiotic targets and combinatorial chemistry to generate new chemical structures.

Competition in the pharmaceutical industry is based on drug safety, efficacy, ease of use, patient compliance, price, marketing and distribution. Micrologix's commercial success will depend on its ability and the ability of its partner(s), if any, to compete effectively in all these areas. There can be no assurance that the Company's competitors will not succeed in developing products which are more effective than any that are being developed by Micrologix, or which would render the Company's technologies and products obsolete and noncompetitive. See 'Risk Factors'.

Human Resources

As of April 30, 2001, the Company employed 47 persons full time, 43 of whom hold advanced degrees in science, medicine, engineering or business, including 18 who hold Ph.D., M.D. and/or M.Sc. degrees. Of the Company's total work force, 31 employees are engaged in or directly support research and development activities and 16 are engaged in business development, finance and administrative activities. All employees execute confidentiality agreements and assignment of intellectual property rights with the Company. To supplement its in-house expertise, Micrologix retains consultants in a number of areas, including medicine, clinical and regulatory affairs, manufacturing, marketing and investor relations.

Facilities

The Company's leased laboratory and executive office facilities consist of approximately 20,000 sq. ft. and are located in the B.C. Research Building, 3650 Wesbrook Mall, Vancouver, B.C. The Company moved into these facilities in May, 1995 under a five-year lease agreement which has been extended for an additional three years to May 14, 2003. The Company has a further option to extend the lease for an additional two-year term contingent upon the Company's landlord extending its lease. The Company considers its leased premises adequate for its current needs.

Risk Factors

Uncertainties Related to Early Stage of Development

The Company is at an early stage of development and has not generated any revenues from the products it is developing. Products that may result from the Company's research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before the Company will receive any significant revenues from commercial sales of such products. The Company has not established any corporate collaborations for the commercialization of its products or technologies. There can be no assurance that the Company will be able to enter into any corporate collaborations in the future or that the Company will ever achieve profitability.

Uncertainties Related to Technology and Product Development

The Company's technological approach involving biologically active antibacterial cationic peptides is unproven. Products based on the Company's technologies are currently in the discovery, preclinical or clinical stages of development. No products based on technologies similar to those being explored by the Company have been successfully commercialized by the Company or others. There can be no assurance that the Company will be able to successfully develop effective products in a reasonable time, if ever, or that such products will be capable of being commercialized.

Dependence on and Management of Future Corporate Collaborations

The success of the Company's business strategy is largely dependent on its ability to enter into corporate collaborations and to manage effectively the relationships that may come to exist as a result of this strategy. The Company is currently seeking corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of the Company's products or the generation of significant revenues.

Because the Company plans to enter into research and development collaborations at various stages of product development, the Company's success is highly reliant upon the performance of its future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by corporate collaborators are not within the direct control of the Company, and there can be no assurance that any of the Company's future corporate collaborators will commit sufficient resources to the Company's research and development programs or the commercialization of its products. There can be no assurance that the Company's corporate collaborators, if any, will perform their obligations as expected. There can also be no assurance that the Company's future corporate collaborators, if any, will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Company, or that disputes will not arise with respect to ownership of technology developed under any such corporate collaborations.

Because the success or the Company's business is largely dependent upon its ability to enter into corporate collaborations and to manage effectively issues that arise from such collaborations, management of these relationships will require significant time and effort from the Company's management team and effective allocation of the Company's resources. There can be no assurance that the Company will be able to simultaneously manage a number of corporate collaborations.

Dependence on Proprietary Technology and Uncertainty of Patent Protection

The Company's success will depend in part on its ability and that of its future corporate collaborators, if any, to obtain and enforce their respective patents and maintain trade secrets, both in the United States and in other countries. The Company has filed its own patent applications and has licenced issued patents and patent applications from several academic institutions. See 'Technology Licences and Research Collaborations'. There can be no assurance that the Company, its corporate collaborators or its licencors have or will develop or obtain rights to products or processes that are patentable, that patents will issue from any of the pending applications owned or licenced by the Company or its corporate collaborators, that any claims allowed will issue, or in the event of issuance, will be sufficient to protect the technology owned by or licenced to the Company or its corporate collaborators. There can also be no assurance that the Company's owned or licenced patents or future patent applications or any future collaborators' current patents, or patents that issue on future applications, will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages. Patent applications in the United States are maintained in secrecy until patents issue, patent applications in certain foreign countries are not generally published until many months or years after they are filed, and the publication of technological developments in the scientific and patent literature often occurs long after the date of such developments. Accordingly, the Company cannot be certain that it or its licensor was the first to invent the subject matter covered by any patent application or that it or its licencor was the first to file a patent application for any such invention.

Patent law relating to the scope and enforceability of claims in the fields in which the Company operates is still evolving. The patent positions of biotechnology and biopharmaceutical companies, including the Company, are highly uncertain and involve complex legal and technical questions for which legal principles are not firmly established. The degree of future protection for the Company's proprietary rights, therefore, is highly uncertain. In this regard there can be no assurance that patents will issue from any of the pending patent applications. In addition, there may be issued patents and pending applications owned by others directed to technologies relevant to the Company's or its corporate collaborators' research, development and commercialization efforts. There can be no assurance that the Company's or its corporate collaborators' technology can be developed and commercialized without a licence to such patents or that such patent applications will not be granted priority over patent applications filed by the Company or one of its corporate collaborators.

The commercial success of the Company depends significantly on its ability to operate without infringing the patents and proprietary rights of third parties, and there can be no assurance that the Company's and its corporate collaborators' technologies and products do not or will not infringe the patents or proprietary rights of others. The Company is unable to determine the patents or patent applications that may materially affect the Company's or its corporate collaborators' ability to make, use or sell any products. The existence of third party patent applications and patents could significantly reduce the coverage of the patents owned or licenced to the Company or its corporate collaborators and limit the ability of the Company or its corporate collaborators to obtain meaningful patent protection. If patents containing competitive or conflicting claims are issued to third parties, the Company or its corporate collaborators may be enjoined from pursuing research, development or commercialization of products or be required to obtain licences to these patents or to develop or obtain alternative technology and products. There can be no assurance that the Company or its corporate collaborators will not be so enjoined or will be able to obtain any licence to the patents, technologies and products of third parties on acceptable terms, if at all, or will be able to obtain or develop alternative technologies.

There can be no assurance that third parties will not independently develop similar or alternative technologies to those of the Company, duplicate any of the technologies of the Company, its corporate collaborators or its licencors, or design around the patented technologies developed by the Company, its corporate collaborators or its licencors. The occurrence of any of these events would have a material adverse effect on the Company's business, financial condition and results of operations.

Litigation may also be necessary to enforce patents issued or licenced to the Company or its corporate collaborators or to determine the scope and validity of a third party's proprietary rights. The Company could incur substantial costs if litigation is required to defend itself in patent suits brought by third parties, if the Company participates in patent suits brought against or initiated by its corporate collaborators or if the Company initiates such suits, and there can be no assurance that funds or resources would be available to the Company in the event of any such litigation. Additionally, there can be no assurance that the Company or its corporate collaborators would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licenced from other parties or require the Company or its corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company also relies on trade secrets and proprietary know-how, especially in circumstances in which patent protection is not believed to be appropriate or obtainable. The Company attempts to protect its proprietary technology in part by confidentiality agreements with its employees, consultants, and advisors and collaborators. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by its competitors, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Management of Growth

The Company's future growth, if any, may cause a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to implement and improve its scientific, operational, financial and management information systems and to expand the number of, and to train, manage and motivate, its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product and business development without a corresponding increase in the Company's scientific, operational, financial and management information systems could have a material adverse effect on the Company's performance. The failure of the Company's management team to effectively manage growth could have a material adverse effect on the Company's business, financial condition and results of operations.

History of Operating Losses; Accumulated Deficit

The Company has experienced significant operating losses in each year since its inception. As of April 30, 2001, the Company's accumulated deficit was approximately $41,309,406. The Company expects to incur substantial additional operating losses over at least the next several years. The Company's ability to achieve a consistent, profitable level of operations is dependent in large part upon entering into agreements with corporate collaborators for product discovery, research, development and commercialization, obtaining regulatory approvals for its products and the successful manufacture and marketing of its products. There can be no assurance that the Company will be able to achieve consistent profitability.

Future Capital Needs; Uncertainty of Additional Funding

The Company will require substantial capital resources in order to conduct its operations. The Company's future capital requirements will depend on many factors, including, among others, the following: continued scientific progress in its discovery, research and development programs; the magnitude and scope of these activities; the ability of the Company to establish corporate collaborations and licensing arrangements; progress with preclinical studies and clinical trials; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the commercial manufacturing of the Company's products; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the potential need to develop, acquire or licence new technologies and products and other factors not within the Company's control. The Company intends to seek such additional funding through corporate collaborations, public or private equity or debt financings and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financings could result in significant dilution to shareholders. If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest one or more of its discovery, research or development programs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence on Key Personnel

The Company is highly dependent on the principal members of its scientific and management staff, the loss of whose services might significantly delay or prevent the Company's achievement of its scientific or business objectives. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the Company's success. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company does not maintain 'key person' life insurance on any officer, employee or consultant of the Company. The Company also has relationships with scientific and medical collaborators at academic and other institutions, some of whom conduct research at the Company's request or assist the Company in formulating its research and development strategy. These collaborators are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to those of the Company.

Intense Competition

The biotechnology and biopharmaceutical industries are intensely competitive. Several biotechnology and biopharmaceutical companies, as well as certain research organizations, currently engage in or have in the past engaged in efforts related to the development of products that would address antibiotic resistant micro-organisms.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, preclinical and clinical testing and obtaining regulatory approvals than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. These companies and institutions compete with the Company in recruiting and retaining qualified scientific, medical and management personnel as well as in acquiring technologies complementary to the Company's programs. The Company will face competition with respect to product efficacy and safety, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its corporate collaborators, or that such competitive products will not render the Company's products obsolete.

Lack of Manufacturing Experience; Uncertain Ability to Manufacture Cationic Peptides

The Company's cationic peptides have never been manufactured on a commercial scale and the processes the Company proposes to use are unproven. See 'Process Development and Manufacturing'. There can be no assurance that the Company's cationic peptides can be manufactured at a cost or in quantities necessary to make them commercially viable. The Company does not have any manufacturing facilities. The Company intends to rely on third party contract manufacturers to produce the Company's cationic peptides for preclinical studies, clinical trials and product commercialization. There can be no assurance that third party manufacturers will be able to meet the Company's needs with respect to timing, quantity, quality or pricing. If the Company is unable to contract for a sufficient supply of required products and substances on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's preclinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products.

Lack of Marketing Experience; Dependence on Third Parties

The Company currently has no sales, marketing or distribution capability. The Company intends to rely on its future corporate collaborators, if any, to market its products; however, there can be no assurance that such corporate collaborators have effective marketing, sales and distribution capabilities. If the Company is unable to establish or maintain such relationships and is required to market any of its products directly, the Company will have to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. There can be no assurance that the Company will be able to establish or maintain such relationships with third parties or develop in-house marketing, sales and distribution capabilities.

Government Regulation

The preclinical testing and clinical trials of any products developed by the Company or its corporate collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any new products resulting therefrom are subject to regulation by federal, state and local governmental authorities in the United States, principally by the FDA, and by similar agencies in other countries. Any product developed by the Company or its corporate collaborators must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The regulatory process, which includes extensive preclinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Company or its corporate collaborators, impose significant additional costs on the Company and its corporate collaborators, diminish any competitive advantages that the Company or its corporate collaborators may attain and adversely affect the Company's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Company.

Regulatory approval, if granted, may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulations governing GMP. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

The Company is also subject to numerous federal, state, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Company's discovery, research and development work. In addition, the Company cannot predict the extent of government regulations or the impact of new governmental regulations which might have an adverse effect on the discovery, development, production and marketing of the Company's products, and there can be no assurance that the Company will not be required to incur significant costs to comply with current or future laws or regulations or that the Company will not be adversely affected by the cost of such compliance.

Product Liability Exposure and Potential Unavailability of Insurance

Inherent in the use of the Company's product candidates in clinical trials, as well as in the manufacturing and distribution of any approved products, is the risk of financial exposure to product liability claims in the event that the use of such products results in personal injury or death. There can be no assurance that the Company will not experience losses due to product liability claims in the future. There can be no assurance that adequate insurance coverage will be available in sufficient amounts or at an acceptable cost, or at all. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, may have a material adverse effect on the Company's business, financial condition and results of operations.

No Assurance of Market Acceptance

There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third-party payers. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information presented below should be read in conjunction with 'Management's Discussion and Analysis' and the consolidated financial statements and the notes thereto contained in the Company's Annual Report for the financial year ended April 30, 2001 (the '2001 Annual Report'). The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Annual Information

The following table sets forth selected financial information of the Company for the three most recently completed financial years of the Company:

Statements of Deficit and Loss: Years Ended April 30200120001999Interest Income$ 3,234,574$ 1,023,193$ 626,180Research and development expenses$ 11,145,489$ 6,937,451$ 5,066,066 Loss for the year(1)$(11,708,706)$ (8,659,873)$ (6,506,709)Loss per common share$ (0.31)$ (0.34)$ (0.31)Deficit $(41,309,406)$(29,600,700)$(20,940,827) (1) Loss per common share is based on the weighted average number of common shares outstanding during the year excluding shares held in escrow. The loss per common share have been restated where necessary to reflect the Company's adoption of the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 with respect to the calculation of loss per common share'please refer to Note 3[b] to the Company's consolidated financial statements (page 31) for the financial year ended April 30, 2001 herein incorporated by reference. Since the Company's escrow shares, warrants, underwriter options and stock options are anti-dilutive, fully diluted loss per common share has not been presented.

Balance Sheets: Years Ended April 30200120001999Cash, cash equivalents and short-term investments $55,791,768 $56,609,832 $10,550,927Total assets$59,549,162$58,933,978$13,496,969Shareholders' equity$55,025,841 $56,883,540$12,439,401 Quarterly Information

The following table sets forth selected financial information for each of the quarters in the two most recent completed financial years of the Company:

Quarter EndedInterest Revenue LossLoss per Common Share(1) April 30, 2001 $779,093 $(4,257,187)$(0.11)January 31, 2001 $792,234 $(2,887,066)$(0.08)October 31, 2000 $872,835 $(2,811,687)$(0.07)July 31, 2000 $790,412 $(1,752,766)$(0.05)April 30, 2000 $468,430 $(2,975,910)$(0.10)January 31, 2000 $246,878 $(1,814,499)$(0.06)October 31, 1999 $210,284 $(1,886,293)$(0.09)July 31, 1999 $ 97,601 $(1,983,171)$(0.09) (1) Loss per common share is based on the weighted average number of common shares outstanding during the quarter excluding shares held in escrow. The loss per common share for the quarters have been restated where necessary to reflect the Company's adoption of the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 with respect to the calculation of loss per common share'please refer to Note 3[b] to the Company's consolidated financial statements (page 31) for the financial year ended April 30, 2001 herein incorporated by reference. Since the Company's escrow shares, warrants, underwriter options and stock options are anti-dilutive, fully diluted loss per common share has not been presented.

Dividend Record and Policy

The Company has no fixed dividend policy and has not paid dividends since its incorporation. The payment of dividends is subject to the discretion of the Company's board of directors and will depend, among other factors, on the Company's earnings, capital requirements and operating and financial condition. The Company currently intends to retain future earnings, if any, to finance the growth and development of its business and does not intend to pay any dividends on its common shares in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis is contained in pages 22-25 of the Company's 2001 Annual Report which together with the annual consolidated financial statements (pages 26-36 of the 2001 Annual Report) are incorporated by reference into this Annual Information Form.

MARKET FOR SECURITIES

The Company's common shares trade on The Toronto Stock Exchange ('TSE') and the Canadian Venture Exchange ('CDNX') having the trading symbol 'MBI' and CUSIP #594940-10-8. The Company's common shares commenced trading on the TSE on February 27, 1996 and on the CDNX on January 7, 1993. The Company's common shares also trade in the United States over-the-counter, under the trading symbol 'MGIXF'.

The Company is authorized to issue up to 300,000,000 common shares and up to 100,000,000 preferred shares without par value issuable in series with rights and preferences that may be fixed by the Company without further shareholder action. At September 17, 2001, 39,474,059 common shares and no preferred shares are issued and outstanding.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The names, municipalities of residence, positions and principal occupations of the directors, executive officers and officers of the Company are as follows:

Name and Municipality of ResidencePosition with the CompanyPrincipal Occupation Last Five YearsDavid Scott (3)(4) Vancouver, BCChairman and DirectorCorporate Director. Former President , MDS Ventures Pacific Inc., a subsidiary of MDS Capital Corporation (venture capital company)William J. (Bud) Foran (2)(4) Vancouver, BCDirector; Interim President & CEO(5)Former Chairman of the Company. Interim President & CEO of the Company (since Jan. 26/01)(5)Kenneth H. Galbraith(1)(2) White Rock, BCDirectorPresident, Gigha Consulting Ltd. (technology consulting and investment management company). Former Executive Vice President & CFO QLT Inc. (Biopharmaceutical company).Steven Gillis(2)(3) Mercer Island, WashingtonDirectorChairman and CEO of Corixa Corporation (biotechnology-vaccines company).Colin R. Mallet(1)(2)(4) Vancouver, BCDirectorBusiness Consultant (pharmaceutical and biotechnology companies).Robert W. Rieder(1)(3) Vancouver, BCDirectorPresident and CEO of Cardiome Pharma Corp. (pharmaceutical company). Former Vice President, MDS Ventures Pacific Inc., a subsidiary of MDS Capital Corporation (venture capital company).R. Hector MacKay-Dunn Vancouver, BCCorporate SecretaryPartner in the law firm of Farris, Vaughan, Wills & Murphy.Arthur J. Ayres Maple Ridge, BCVP Finance & Administration, CFOVP Finance & Administration, CFO of the Company (previously Director, Finance; Corporate Secretary; Controller).C. Robert Cory Vancouver, BCVice President, Business DevelopmentVice President, Business Development of the Company (previously Director, Business Development; Manager, Business Development).H. David Friedland Vancouver, BCVice President, Clinical DevelopmentVice President, Clinical Development of the Company (previously Director, Clinical Development; Head, Preclinical Research).Patricia J. McNicol Vancouver, BCVice President, ResearchVice President, Research of the Company (previously Director, Research; Director, Research (Acting); Group Leader, Microbiology).(1) Member of the Company's Audit Committee (2) Member of the Company's Executive Committee (3) Member of the Company's Compensation Committee (4) Member of the Company's Corporate Governance Committee (5) Effective October 1, 2001, Mr. Foran will be succeeded as President and CEO of the Company by James'M.'DeMesa, MD. Mr. Foran will remain a director.

The directors were elected at the Company's Annual General Meeting held on September 6, 2001 and will hold office until the next Annual Meeting or until a successor is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or such director becomes disqualified to act as a director pursuant to the Company Act (British Columbia). The executive officers are appointed annually by the directors following the Annual Meeting and serve until the earlier of their resignation or removal with or without cause by the directors.

As of September 17, 2001 the directors and executive officers of the Company, as a group, beneficially own or exercise control over, directly or indirectly, 81,250 common shares of the Company representing 0.2% of the Company's issued and outstanding common shares.

Profiles of Directors, Executive Officers and Officers

David Scott, Chairman of the Board, Director. Mr. Scott joined the Board on September 7, 2000 and was appointed Chairman of the Board on September 6, 2001. He is also Chairman of the Board and a director of AnorMED Inc. Mr. Scott has spent over 30 years in investment analysis and management. He founded, built and sold a mutual fund management company, Scotiafund Financial Services Inc. He established the largest independent investment counselling firm in Atlantic Canada and later became president of North American Life's early stage venture capital affiliate, Toronto Shared Ventures Inc. In 1988, Mr. Scott joined Discovery Enterprises Inc. as President. From 1994 until his retirement in December, 1999, Mr. Scott had been the President of MDS Ventures Pacific. He was a founding director of the Academy of Chief Executives of Technology Companies. Mr. Scott is a graduate of Bishop's University and holds a Masters Degree in Business Administration from the University of Western Ontario.

WILLIAM J. (BUD) FORAN, Interim President & Chief Executive Officer and Director. Mr. Foran was appointed as a director and Vice Chairman on January 4, 1995. From March 29, 1995 to September 6, 2001, Mr. Foran served as Chairman of the Board. Mr. Foran has been serving as interim President and Chief Executive Officer of the Company since January 26, 2001 (will be succeeded by Jim'DeMesa effective October 1, 2001). He also served as President and Chief Executive Officer of the Company from October 17, 1995 to June 30, 1996. From February 1992 until his retirement in 1994, Mr. Foran was President and Chief Executive Officer of QLT Inc. From December 1977 to January 1992, Mr. Foran served as President and Chief Executive Officer of Cyanamid Canada Inc. Mr. Foran has a B.A. (Science) from the University of Toronto.

JAMES M. DEMESA. Effective October 1, 2001, Dr. DeMesa will become President & Chief Executive Officer of the Company. Dr. DeMesa has served as a senior executive with several international companies in the areas of corporate management, pre-clinical and clinical pharmaceutical and medical device product development. In addition to his knowledge of medical and regulatory affairs, Dr. DeMesa brings a wealth of knowledge and expertise to the Company in the scientific and administrative areas. Dr. DeMesa was most recently the President & Chief Executive Officer and a director of GenSci Regeneration Sciences Inc., a public company. Prior to that, he served as Chief Executive Officer and President of GenSci OrthoBiologics. From 1992 to 1996 he was Vice President, Medical and Regulatory Affairs at Biodynamics International, Inc. He attended the University of South Florida where he received his M.D. and MBA degrees.

KENNETH H. GALBRAITH, Director. Mr. Galbraith joined the Board on February 5, 2001. He is currently the President of Gigha Consulting Ltd., a technology consulting and investment management company. Mr. Galbraith joined QLT Inc.'s management group in 1988, and during his 12 year tenure, progressed to the position of Executive Vice President and Chief Financial Officer. During his time at QLT, Mr. Galbraith raised in excess of $500 million in equity capital and negotiated strategic alliances with major pharmaceutical companies, including Novartis AG, Baxter Healthcare Corp., American Home Products Corporation and the Beaufour Ipsen Group. Mr. Galbraith is a director of several private and public biotechnology companies, including Angiotech Pharmaceuticals, Inc., StressGen Biotechnologies Corporation, Kinetek Pharmaceuticals, Inc. and Active Pass Pharmaceuticals, Inc. He is a former founding Director and Chairman of the British Columbia Biotechnology Alliance and is currently Chair of one of Canada's Centres of Excellence Networks, the Canadian Bacterial Diseases Network (CBDN). Mr. Galbraith received his B.Com. (Honours) degree in 1985 from the University of British Columbia and was admitted as a Chartered Accountant in British Columbia in 1988.

STEVEN GILLIS, Director. Dr. Gillis became a director of the Company on August 1, 1996. Dr. Gillis is Chairman of the Board and Chief Executive Officer of Corixa Corporation. Dr. Gillis was a founder of Immunex Corporation, a biotechnology company. From 1981 to 1994, Dr. Gillis served as Executive Vice President and Director of Research and Development of Immunex, and from 1993 to 1994, served as Acting Chief Executive Officer and Chairman of the Board of Immunex. From 1990 to 1994, Dr. Gillis also served as President and Chief Executive Officer of Immunex Research and Development Corporation, a wholly owned subsidiary of Immunex, and Chief Scientific Officer of Immunex. Dr. Gillis graduated from Williams College with B.A. in Biology and English in 1975 and received his Ph.D. in Biological Sciences from Dartmouth College in 1978.

Colin R. Mallet, Director. Mr. Mallet is a business consultant and became a director of the Company on December 8, 1995. From 1987 to 1995, Mr. Mallet was President of Sandoz Canada Inc. Mr. Mallet is a past Chairman of the Pharmaceutical Manufacturers Association and was an active member of the organization's executive committee from 1991 to 1995. He is a past director of the Robarts Institute and was founding Chairman of the Institute for Industrial Pharmacy Research. He is also a director of Axcan Pharma Inc., Cardiome Pharma Corp. and AnorMED Inc. Mr. Mallet has a B.A. degree from Cambridge University.

Robert W. Rieder, Director. Mr. Rieder became a director of Micrologix on October'28, 1994. Currently President and Chief Executive Officer of Cardiome Pharma Corp., Mr. Rieder has over ten years experience in the venture capital industry, including four years as a Vice President at MDS Ventures Pacific Inc., focused solely on medical investments. Mr. Rieder received an undergraduate degree in Chemical Engineering from the University of British Columbia in 1969 and a Masters Degree in Business Administration from the University of Western Ontario in 1984.

R. HECTOR MACKAY-DUNN, Corporate Secretary. Mr. MacKay-Dunn was appointed Corporate Secretary of the Company on September 23, 1997. Mr. MacKay-Dunn is a senior partner at the law firm of Farris, Vaughan, Wills & Murphy, with over 20 years practice experience primarily in the areas of mergers and acquisitions, securities and corporate finance, corporate reorganizations, international alliances, science and knowledge-based licensing and joint ventures. Farris, Vaughan, Wills & Murphy were appointed corporate counsel for the Company in 1995, with Mr. MacKay-Dunn the partner in charge. Mr. MacKay-Dunn is a member of the Law Society of British Columbia, the Canadian Bar Association, the International Bar Association and a graduate of the University of British Columbia.

ARTHUR J. AYRES, Vice President Finance & Administration, Chief Financial Officer. Mr. Ayres joined the Company in November 1994 as Controller. He was appointed Director of Finance in February 2000 and Vice President Finance & Administration and Chief Financial Officer in April 2001. Mr. Ayres also served as Secretary of the Company from January 9, 1995 to September 23, 1997. Mr. Ayres is a Chartered Accountant (1985) and has a B.A. (Hon.) in Commerce and Computer Science (1981) from Simon Fraser University. He has 20 years of management, finance and related experience.

C. ROBERT CORY, Vice President, Business Development. Dr.Cory joined Micrologix in May 1995 as Manager, Business Development. He was appointed Director, Business Development in November 1998 and Vice President, Business Development in April 2001. He has over 10 years of experience in both technical and managerial positions in biotechnology and health science. Dr. Cory holds a Ph.D. in Biochemistry from the University of Waterloo and an MBA specializing in finance and strategic planning from the Wilfrid Laurier School of Business and Economics. In addition to managing Micrologix's intellectual property portfolio, Dr. Cory is actively involved in sourcing and negotiating with potential industry partners and collaborators.

H. DAVID FRIEDLAND, Vice President, Clinical Development. Dr. Friedland joined Micrologix in January 1997 as Head, Preclinical Research. He was appointed Director, Clinical Development in October 1999 and Vice President, Clinical Development in April 2001. After receiving his M.D., Dr. Friedland specialized in Medical Microbiology and received his Master of Medicine (MMED) from the University of the Witwatersrand, South Africa. He has 10 years of experience in clinical medicine, specializing in infectious disease. Dr. Friedland directs Micrologix's clinical trial programs including interacting with the FDA and overseeing the external organizations that conduct preclinical and clinical studies for Micrologix.

PATRICIA J. MCNICOL, Vice President, Research. Dr. McNicol joined Micrologix in January 1997 as Group Leader, Microbiology. She was appointed Director of Research (Acting) in November 1998, Director of Research in October 1999 and Vice President Research in April 2001. She holds a Ph.D. in Medical Microbiology from the University of Manitoba. Prior to joining Micrologix, Dr.'McNicol spent 12 years in progressively senior research and administrative positions in academic and public health science organizations working in the fields of molecular virology, epidemiology and antimicrobial resistance. Dr.'McNicol leads the Company's research program, including drug discovery, drug delivery and support of products in clinical trials.

ADDITIONAL INFORMATION

When securities of the Company are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of the Company's securities, the Company will provide, upon request to the secretary of the Company, the following documents to all individuals requesting them:

(i) One copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(ii) One copy of the comparative financial statements of the Company for the most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of the most recently completed financial year;

(iii) One copy of the information circular of the Company in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(iv) One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii).

At any other time, one copy of any documents referred to in clauses (i), (ii) and (iii) can be obtained upon request to the secretary of the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the information circular for the Company's most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the comparative financial statements for the Company's most recently completed financial year.

Requests for any of the information described above can be sent to Micrologix Biotech Inc., Attention: Investor Relations, 3650 Wesbrook Mall, Vancouver, BC, V6S 2L2 or by facsimile to (604) 221-9688 or by email to info@mbiotech.com. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com

GLOSSARY

Amino acidThe building blocks of all proteins. There are 20 different kinds of amino acids. A protein consists of a specific sequence of amino acids.AminoglycosideAny of a group of antibiotics (such as streptomycin) that inhibit bacterial protein synthesis and are especially active against gram-negative bacteria.AntibioticA substance such as penicillin or tetracycline that is able to kill or inhibit the growth of certain micro-organisms.Antibiotic resistanceThe state achieved when bacteria overcome the mechanism used by an antibiotic to kill or inhibit bacterial growth.AntimicrobialAny substance or compound having activity against micro-organisms such as bacteria, fungi and viruses.BacteriumAn individual, microscopic organism composed of a single cell that contains no nucleus. Many, but not all bacteria cause disease.BactolysinA single-agent antibiotic peptide designed by Micrologix intended for use against sensitive and drug-resistant micro-organisms responsible for infections.BiotechnologyThe use of living organisms or their products to make or modify a substance. Biotechnology includes recombinant DNA techniques, also known as genetic engineering.Broad-spectrumAn antibiotic that is effective against a wide range of organisms such as gram-positive and gram-negative bacteria.CatheterA flexible tube used for draining fluids from or injecting fluids into the body.CationicA positively charged molecule.Cationic Antimicrobial PeptideA small protein characterized by a net positive charge and which possesses antimicrobial activity.Cecropin A cationic antimicrobial peptide frequently found in insects such as the giant silk moth. CephalosporinA class of natural and semisynthetic antibiotics with a structure containing a lactam ring.DNA (deoxyribonucleic acid)The substance of heredity. DNA is a large molecule that carries the genetic information necessary for all cellular functions, including the building of proteins. DNA is composed of nucleotides joined together, each nucleotide being comprised of the sugar deoxyribose, a phosphate and one of four bases: adenine, thymine, guanine or cytosine. The genetic information of the DNA is contained in the sequence of bases along the molecule. The DNA molecule can make exact copies of itself thereby passing on the genetic information to the daughter cells when the cell divides.E. coliShort for Escherichia coli, a bacterium that normally resides in the human intestine.Efflux PumpA structure in the bacterial cell wall that pushes antibiotics out of the bacterium.EnhancinA class of cationic peptides being developed by Micrologix intended to work in combination with conventional antibiotics to restore the antibiotic's activity against drug-resistant bacteria and/or to extend the effectiveness of conventional antibiotics over a broader range of applications.EnterococcusGenus of Gram-positive bacteria with thick wall composition and spherical shape. Formerly a species of Streptococcus includes E. faecalis, E. faecium and E.'durans.FDAThe United States Food and Drug Administration - the government agency which regulates the production, quality, safety and efficacy of biological and pharmaceutical products in the U.S.FungusA member of a class of relatively primitive vegetative organisms, some of which can cause disease in humans. Fungi include mushrooms, yeasts, rusts, molds and smuts.GeneA unit of genetic material (DNA) that carries the directions that a cell uses to perform a specific function, such as making a particular protein. Genetic engineeringThe manipulation of an organism's genetic endowment by introducing or eliminating specific genes through modern molecular biology techniques.GCPGood Clinical Practices - a code of clinical practices published by each of the FDA and HPB which provides a high level of control and assurance in clinical trials.GLPGood Laboratory Practices - a code of laboratory practices published by each of the FDA and HPB which provides a high level of control and assurance in a laboratory facility.GMPGood Manufacturing Practices - a code of manufacturing practices in the pharmaceutical industry published by each of the FDA and HPB which provides a high level of certainty and assurance in a production and quality control operation.Gram-negativeA classification for identifying a bacterium by its inability to hold a purple dye when stained by Gram's stain.Gram-positiveA classification for identifying a bacterium by its ability to hold a purple dye when stained by Gram's stain.InfectionGrowth of a disease-causing organism within the body.Infectious diseaseAny of many illnesses caused by microorganisms that can be transmitted from person to person, from organism to organism, or from the environment to a person/organism.in vitroMeans literally, "in glass"; a biologic or biochemical process made to occur outside a living organism. Traditionally this refers to experiments performed in a test tube.in vivoMeans literally, "in life"; a biologic or biochemical process that occurs or is observed occurring within the bodies of living organisms.Micro-organism Minute organisms such as bacteria, viruses, fungi and protozoa. Some micro-organisms can cause disease in humans.

MoleculeThe smallest amount of a specific chemical substance that can exist alone. To break a molecule down into its constituent atoms is to change its character. A molecule of water, for instance, reverts to oxygen and hydrogen.MRSAShort for methicillin-resistant Staphylococcus aureus: a notorious hospital and community-acquired pathogen that has the characteristics of multi-drug resistance, virulence and toxicityNDA/BLA/NDS "NDA" or "New Drug Application" or (for a biological drug) "BLA" or "Biologics Licence Application" refers to an application to the FDA in the U.S. for marketing approval upon successful completion of clinical trials for a new therapeutic agent. In Canada, the application is made to the Health Canada Therapeutic Product Program and is referred to as a "New Drug Submission" or "NDS".Nucleic acidsLarge, naturally occurring molecules composed of chemical building blocks known as nucleotides. There are two kinds of nucleic acids: DNA and RNA.NucleotideA sub-unit of DNA and RNA. It includes one phosphate molecule, one sugar molecule (deoxyribose in DNA, ribose in RNA) and a single pyrimidine or purine base.OrganismAn individual living thing.PathogenA specific causative agent of a disease, such as a bacterium or virus.PCTPatent Co-operation Treaty, which provides for the filing of one patent application with effect in each designated member country (more than 100 member countries).PenicillinAny of many natural or partly synthetic antibiotics that work against a wide range of Gram-positive bacteria (such as streptococci) and some Gram-negative bacteria (such as meningococci). Penicillin, which originally was produced by fungi in the genus Penicillium, works by interfering with a microbe's ability to make a cell wall.PeptidesAny of a class of molecules comprised of up to about 100 amino acids, peptides can also form the basic building blocks of proteins. PharmacologyThe branch of science that studies the composition uses and effects of drugs on the body.Phase I clinical trialInitial studies in humans, using small doses and a limited number of volunteers, to assess safety, metabolism and excretion of a drug or drug combination.Phase II clinical trialStudies in humans to assess further the safety and efficacy of a drug or drug combination in a non-comparative manner.Phase III clinical trialA randomized and controlled clinical trial designed to evaluate the comparative safety and efficacy of a drug or drug combination. Also, the principal data used by regulatory agencies to approve or reject a product licensing application.PneumococcusThe common name for the bacterium, Streptococcus pneumoniae, that causes pneumonia and meningitis.ProtectinsA class of cationic peptides under development by Micrologix intended to act as preservatives to inhibit bacterial growth in foods and packaged goods.ProteinA molecule made up of a number of amino acids arranged in a specific order determined by a genetic code. Proteins are essential for all life processes.PseudomonasGenus of Gram-negative bacteria. They are rod-shaped and motile, possessing one or more polar flagella. Several species produce characteristic water-soluble fluorescent pigments. They are found in soil and water.Recombinant DNAGenetically engineered DNA prepared in vitro by cutting up DNA molecules and splicing together specific DNA fragments usually from more than one species of organism.S. aureusShort form of Staphylococcus aureus. See Staphylococcus.StaphylococcusA genus of Gram-positive bacteria that includes pathogens, such as S. aureus, that most commonly infect the skin and mucous membranes.StreptococcusA genus of bacteria that includes important pathogens of humans such as those that cause streptococcal sore throat and infective endocarditis.SystemicNot localized in a particular place of the body; an infection disseminated widely through the body is said to be systemic.TopicalThe route of administration of a drug that is applied directly to the part being treated (e.g., to the skin or eye).TPPHealth Canada Therapeutic Product Program - the government agency which regulates the production, quality, safety and efficacy of biological and pharmaceutical products in Canada.VancomycinAn antimicrobial drug originally made from the fungus Streptomyces orientalis that is used against Gram-positive bacteria (e.g., staphylococci) that are resistant to other antibiotics. Considered to be the "antibiotic of last resort" in treating drug-resistant Gram-positive bacterial infections.VirusAn intracellular parasite that must use a host cell's systems in order to replicate and proliferate. Some viruses cause infections in people.VREShort for vancomycin-resistant enterococci; a form of intestinal bacteria that is not sensitive to the antibiotic vancomycin.